FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2008
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                               No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Press Release, “Dr. Reddy’s launches Supanac ® (Diclofenac potassium),” January 16, 2008.

(2)	Press Release, “Dr. Reddy’s to release Q3FY08 results on January 25, 2008,” January 18, 2008.

(3)	Press Release, “Dr. Reddy’s announces settlement of Exelon® (rivastigmine tartrate) ANDA litigation with Novartis,” January, 21, 2008.

(4)	Press Release, “Dr. Reddy’s Q3FY08 Revenue at Rs 12,320 million; EBITDA at Rs 2,037 million,” January 25, 2008.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
January 16, 2008, Hyderabad, India : Dr. Reddy’s has launched Supanac ® (Diclofenac potassium immediate release 50 mg tablets) in India, increasing its offering in the Rs 2700 crores (~ $688 million) NSAID market. (Source: IMS ORG June MAT ’07).
Supanac ® is in-licensed from Applied Pharma Research (APR), Switzerland and is used for Acute Pain management. This patented product has been developed by Dynamic Buffered Technology (DBT) making it a superior formulation of Diclofenac, which reaches peak plasma concentration approximately four times faster than Diclofenac enteric coated preparations thereby ensuring faster pain relief.
Dr. Reddy’s launches Supanac® — (Diclofenac potassium)

Notes to the Editor
•	The NSAID market size is about Rs 2700 crores (~ $688 million) (Source: IMS ORG June MAT ’07), growing at the rate of 20%.

•	Diclofenac comes under the category of NSAIDs (Non-steroidal Anti-inflammatory drugs). It has been marketed in India for more than 15 years and it is widely used for pain management.

•	Supanac® is available in strips of 10 tablets each.

•	Leading brands of Dr. Reddy’s in this segment are Nise and Retoz
Brief mode of action of Supanac
•	Supanac® is a Non-steroidal anti-inflammatory (NSAID) drug that exhibits analgesic, anti-pyretic and anti-inflammatory activities

•	Supanac® as other NSAIDs; acts by prostaglandin synthetase inhibition.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We

have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. ( www.drreddys.com )
Contact Information
Investor Relations:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-23731946 ext. 308
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s to release Q3FY08 results on January 25,2008;
Earnings call slated for January 25, 6.30 PM IST/8.00 AM EST
Hyderabad, India, January 18, 2008: Dr. Reddy’s Laboratories (NYSE: RDY) will announce results for the third quarter ended December 31, 2007 on Friday, January 25, 2008 after the Board Meeting. The results will be available on the Company’s website www.drreddys.com
Summary of Events

Event	Date and Time (IST)	Medium
Release of financial results	January 25, after the Board Meeting	Email, Media, Company website, Businesswire

Earnings Call	January 25, 6.30 PM IST / 8.00 AM EST	Hosted by the Company (Details below)

Webcast of Earnings Call	January 25, 6.30 PM IST / 8.00 AM EST through February 1, 2008.	URL available on Company’s website, www.drreddys.com

Transcripts of the Earnings call	Available on the Company’s website	URL available on Company’s website, www.drreddys.com
Earnings Call
Following the release, the management of the Company will host an earnings call to discuss the Company’s financial performance.

Date	Timing	Dial-in number
January 25, 2008	India – 6.30 PM US EST – 8.00 AM	Participants from India 022 2781 3043 Stand by – 022 6776 3743 Participants from:
US-TOLL FREE: 877 209 0463 US/International Toll Number : +1 706 643 0243 Singapore Toll Free Number: 800 101 1350 Conference ID: 31748849#
No password/pin number is necessary to dial in to any of the other calls. As participation in the call is limited, early registration is encouraged. The operator will provide instructions on asking questions before and during the call.
Audio Webcast
The audio webcast of the earnings call will be available to all interested parties at www.drreddys.com. Please visit the web site at least fifteen minutes ahead of the scheduled start time to register and to download and install any necessary audio software. Participants in the webcast can listen to the proceedings, but will not be able to ask questions. The replay will be available 2 hours after the earnings call, through February 1, 2008.
Transcript
The transcript of the earnings call will also be available on the Company’s website.
About Dr Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research program of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management. Website: http://www.drreddys.com
Contact
For further information please contact:
Investor Relations: Nikhil Shah (nikhilshah@drreddys.com) or on +91-40-66511532

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, January 21, 2008
Dr. Reddy’s announces settlement of Exelon® (rivastigmine tartrate) ANDA litigation with Novartis
Hyderabad, India, January 21, 2008 : Dr Reddy’s Laboratories (NSE: RDY) today announced that it has entered into a settlement agreement with Novartis Pharma AG which involves a stipulation of dismissal of the lawsuits in the United States relating to the Abbreviated New Drug Applications filed by Dr. Reddy’s for a generic version of rivastigmine tartrate capsules sold under the trade-name Exelon.
Under the terms of the agreement, Dr. Reddy’s will not launch its generic Rivastigmine Tartrate capsules until sometime before the expiry of the Orange Book patents claiming Rivastigmine. The exact date of launch and other terms of this agreement are confidential. In October 2007, the Company received the final approval from U.S. FDA on its ANDA for Rivastigmine capsules.
Rivastigmine tartrate capsules is the generic version of the Novartis product Exelon indicated for the treatment of mild-to-moderate Alzheimer’s disease dementia. As per the IMS June 2007 Moving Annual Total, the annual sales of this product in the US were $199 million.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.(www.drreddys.com )
Contact Information
Investor Relations:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-23731946 ext. 308
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, January 25, 2008
Dr. Reddy’s Q3 FY08 Revenue at Rs 12,320 million;
EBITDA at Rs 2,037 million
Hyderabad, India, January 25, 2008: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the third quarter ended December 31, 2007.
•	Growth in Q3 FY08 revenues at 8% over Q3 FY07; Excludes the upsides from authorized generics and ondansetron exclusivity in Q3 FY07

•	Q3 FY08 Revenue at Rs 12.3 billion ($313 mn) as against Rs 15.4 billion ($392 mn) in Q3 FY07.

•	Q3 FY08 EBITDA at Rs 2,037 million ($52 mn) as against Rs 2,850 million ($72 mn) in Q3 FY07

•	Improvements in the supply situation at betapharm (Germany) and higher contribution from products that have been transferred to India.

•	However, due to impact of several price reforms, increasing rebates to insurance companies and change in the composition of our top products, the Company has taken an additional amortization of certain product related intangibles of betapharm of Rs 2,361 million ($60 mn)

•	This has resulted in Q3 FY08 PAT being Rs (847) million [$(21) mn] as against Rs 1,879 million ($48 mn) in Q3 FY07

•	Without the additional amortization, the Company’s Q3 FY08 PAT would have been at Rs 1,034 million ($26 mn)

Note: With effect from Q1 FY08, the rebate payments to insurance companies in Germany are being adjusted in the revenue line item in line with the recommendation of our statutory auditors. Revenue from betapharm in Q3 FY08 as reported reflects such adjustment pertaining to Q3 FY08 only.
Q3 FY08 Key highlights
•	Revenues at Rs 12.3 billion ($313 mn) in Q3 FY08 as against Rs 15.4 billion ($392 mn) in Q3 FY07, representing a decrease of 20%.

•	On a like-to-like comparison, Revenues increase by 8% (in rupee terms) in Q3 FY08.

•	Revenues in India (finished dosage) increase by 16% to Rs. 2 billion ($51 mn) in Q3 FY08 from Rs. 1.7 billion ($44 mn) in Q3 FY07 driven by growth in key brands and new product launches.

•	Revenues in Russia (finished dosage) increase by 12% to Rs. 1 billion ($28 mn) in Q3 FY08 from Rs. 976 million ($25 mn) in Q3 FY07 driven by growth in key brands as well as contribution from new product launches.

•	Revenues from North America (finished dosages) increase by 69% to Rs 1.7 billion ($44 mn) excluding the benefit of upsides from authorized generics and ondansetron exclusivity in Q3 FY07 of Rs 3.6 billion. Combined revenues from fexofenadine and finasteride at Rs 823 million ($21 mn) in Q3 FY08.

•	Revenues in the API business increase by 8% to Rs 2.9 billion ($74 mn) in Q3 FY08 from Rs 2.7 billion ($69 mn) in Q3 FY07 primarily driven by growth across key markets.

•	Revenues from organic segment of custom pharmaceuticals services business increase by 24% to Rs 456 million ($12 mn) in Q3 FY08 from Rs 368 million ($9 mn) in Q3 FY07.

•	Revenues from Germany (betapharm) at Rs. 2 billion ($52 mn) in Q3 FY08 as compared to Rs. 2.6 billion ($68 mn) in Q3 FY07. This decline is the result of (a) adjustment of rebate payments to insurance companies from revenues in Q3 FY08 and (b) ongoing supply constraints, year-on-year price declines as well as rupee appreciation against the Euro.

•	Starting December 2007, two key products of simvastatin and omeprazole have been shipped from India to Germany; The Company is making good progress with the transfer of products out of our major supplier and till date, 33 products have received site transfer approvals including 6 to India.

Commenting on the results, GV Prasad, Vice-Chairman and CEO of Dr. Reddy’s Laboratories, said, “In the first nine months of the current fiscal, on a like-to-like comparison, we have grown revenues by 9% to $932 million and generated an EBITDA of $ 218 million. We remain confident of the outlook for the next financial year. We expect sustained profit and sales growth in APIs and the branded generics business in India and Russia. We expect to benefit from the upside potential from the launch of sumatriptan (GSK’s Imitrex) in the U.S. in Q3FY09. Germany is an important market for Dr. Reddy’s and we remain committed to building a profitable business over the next few years. Our immediate priority is to de-risk the supply situation and we are making good progress with the transfer of products out of our major supplier to our facility in India and to other manufacturers within Europe. Despite the competitive pressures in this market, we will target to improve the market shares on the back of assured supplies, new launches and cost savings from the transfer of key products out of India.”
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 39.41
EXTRACT FROM THE UNAUDITED INCOME STATEMENT

	Q3 FY 08			Q3 FY 07
Particulars	($)	(Rs.)%		($)	(Rs.)	(%)	Growth %
Total Revenues	313	12,320	100	392	15,434	100	(20)
Cost of revenues	159	6,285	51	221	8,690	56	(28)
Gross profit	153	6,034	49	171	6,744	44	(11)
Selling, General & Administrative Expenses	95	3,760	31	91	3,604	23	4
R&D Expenses (1)	23	894	7	17	676	4	32
Amortization Expenses	10	379	3	8	330	2	15
Write-down of intangible assets	60	2,361	19	—	—	—	—
Other operating (income)/expense net	0	(1)	0	(1)	(21)	0	(93)
Forex Loss/ (Gain)	(2)	(87)	(1)	1	49	0	—
Operating income/ (loss)	(32)	(1,271)	(10)	53	2,105	14	—
Equity in (loss)/gain of affiliates	0	3	0	(0)	(12)	0	—
Other income/(expense) net	1	39	0	(6)	(241)	(2)	—
Income before income taxes and minority interest	(31)	(1,230)	(10)	47	1,852	12	—
Income tax (expense)/ benefit	10	380	3	1	27	0	—

	Q3 FY 08			Q3 FY 07
Particulars	($)	(Rs.)%		($)	(Rs.)	(%)	Growth %
Minority interest	0	3	0	—	0	0	—
Net income	(21)	(847)	(7)	48	1,879	12	—
DEPS		(5.04)			11.73
Exchange rate		39.41			39.41
Key Balance Sheet Items

	As on 31 Dec 07		As on 30 Sept 07
Cash and cash equivalents	158	6,244	214	8,445
Investment in securities (current & non-current)	108	4,252	56	2,197
Borrowing from banks (Short + Long)	433	17,073	415	16,351
Accounts receivable, net of allowances	197	7,757	213	8,390
Inventories	262	10,326	244	9,620
Property, plant and equipment, net	374	14,748	346	13,658

1.	Income recognition under Generics R&D partnership with ICICI Venture amounted to Rs 77 million in Q3 FY07 compared to Rs nil in Q3 FY08. Reimbursement of expenses from Perlecan Pharma Private Limited of Rs. 16 million in Q3 FY 08 as against Rs 79 million in Q3 FY07.
SEGMENTAL ANALYSIS
Active Pharmaceutical Ingredients (APIs)
•	Revenues at Rs 2.9 billion in Q3 FY08 as against Rs 2.7 billion in Q3 FY 07, representing an increase of 8%.

•	Revenues in India at Rs 566 million in Q3 FY08 as against Rs 482 million in Q3 FY07, representing an increase of 17%. This growth was driven by the increase in sales of ciprofloxacin, and ramipril.

•	Revenues in North America increase by 89% to Rs. 999 million in Q3 FY08 from Rs. 527 million in Q3 FY07 driven by combination of new launches as well as new products under development.

•	Revenues in Europe increase by 26% to Rs. 649 million in Q3 FY08 from Rs. 515 million in Q3 FY07 driven by combination of new launches as well as new products under development.

•	Revenues in rest of the world markets decrease by 40% to Rs. 722 million in Q3 FY08 from Rs. 1.2 billion in Q3 FY07. The impact of higher sales from supplies of sertraline during 180-day exclusivity in Q3 FY07 partially offset by the increase in revenues from Japan and other markets in Q3 FY08.

•	The Company filed 7 US DMFs during the quarter taking the total filings to 117.
Generic Finished Dosages
•	Revenues in this segment at Rs 4.2 billion in Q3 FY08 as against Rs 7.7 billion in Q3 FY07.

•	North America contributed 42% and Europe contributed 58% to the segment revenues.

•	In North America, revenues at Rs. 1.7 billion in Q3 FY08 as against Rs. 4.6 billion in Q3 FY07. Q3 FY07 included Rs 3.6 billion in revenues from the authorized generics products for which exclusivity ended in December 2006 and ondansetron exclusivity revenues, which commenced towards the end of December 2006. Excluding these revenues in Q3 FY07, the revenues increase by 69% from Rs 1 billion in Q3 FY07 to Rs 1.7 billion in Q3 FY08.
o	Revenues from fexofenadine, generic version of Allegra® at Rs. 395 million.

o	Revenues from finasteride, generic version of Proscar® at Rs. 428 million.

o	During the quarter, the company launched 2 new products; omeprazole and amlodipine besylate.

•	In Europe revenues decrease to Rs. 2.4 billion in Q3 FY08 compared to Rs. 3 billion in Q3 FY07.

•	Revenues from betapharm (Germany) at Rs. 2.0 billion in Q3 FY08 as compared to Rs. 2.7 billion in Q3 FY07. This decline is the result of (a) adjustment of rebate payments to insurance companies from revenues starting Q1 FY08 and (b) ongoing supply constraints, year-on-year price declines as well as rupee appreciation against the Euro.

•	During the quarter, the company was among the first few to launch olanzapine tablets pending a final court decision. The company also launched risperidone film coated tablets.

•	Revenues from rest of Europe at Rs. 385 million in Q3 FY08 as against Rs 371 million in Q3 FY07.

•	In Q3 FY08, the Company filed 5 ANDA taking the total filings this year to 14. The Company also received approval (including tentative) for 18 ANDAs.
Branded Finished Dosages — International
•	Revenues at Rs 1.9 billion in Q3 FY08, an increase of 12% over Q3 FY07. This increase was driven by growth primarily in Russia and CIS markets.

•	Revenues in Russia increase by 12% to Rs. 1,094 million in Q3 FY08 as against Rs. 976 million in Q3 FY07. This growth was primarily driven by increase in sales from key brands of Keterol and Omez as well as the contribution from new products launches. During the quarter, the company launched Irinotecan injection.

•	Revenues in CIS markets increase by 25% to Rs 409 million in Q3 FY08 as against Rs 327 million in Q3 FY07. This growth was primarily driven by increase in sales across key markets.
Branded Finished Dosages — India
•	Revenues at Rs 1.9 billion in Q3 FY08 as compared to Rs. 1.7 billion in Q3 FY07, representing an increase of 16%. This growth was primarily driven by growth in key brands of Omez, Stamlo, Stamlo Beta, Razo and Atocor and the launch of Reditux.

•	As per ORG IMS November MAT 2007, the company recorded a growth of 13% against the market growth rate of 12.3%.
Custom Pharmaceutical Services (CPS)
•	Revenues from CPS at Rs. 1.3 billion in Q3 FY08 as compared to Rs 1.6 billion in Q3 FY07, representing a decline of 18.5%.

o	Revenues from CPS organic business increase by 24% to Rs 456 million in Q3 FY08 from Rs 368 million in Q3 FY07.

o	Revenues from Mexico decrease by 31% to Rs. 823 million in Q3 FY08 as compared to Rs. 1.2 billion in Q3 FY07.
Income Statement Highlights
•	Gross profits at Rs. 6 billion in Q3 FY08 as against Rs. 6.7 billion in Q3 FY07. Gross profit margins on total revenues at 49% as against 44% in Q3 FY07. In Q3 FY07, revenues from authorized generics contributed 22% to total revenues and earned gross margins significantly below company average gross margin. In Q3 FY08, the gross profit margin is lower than the H1FY08 average on account of rebate payments to insurance companies in Germany adjusted in net revenues and change in business mix.

•	R&D investments (net) at 7% of total revenues as against 4% in Q3 FY07. Gross R&D investments increase by 9% to Rs 910 million as against Rs 832 million in Q3 FY07. In Q3 FY07, the Company recognized Rs. 156 million under its R&D partnerships as a benefit to the R&D line item as compared to Rs. 16 million in Q3 FY08.

•	Selling, General & Administration (SG&A) expenses increase by 4% to Rs 3.8 billion. As % to revenues, the SG&A ratio to revenue is at 31% in Q3 FY08.

•	Forex gain of Rs 87 million in Q3 FY08 as compared to a loss of Rs 49 million in Q3 FY07.

•	Amortization at Rs. 379 million in Q3 FY08 as compared to Rs. 330 million in Q3 FY07.

•	Additional amortization of certain product related intangible assets of betapharm of Rs. 2,361 million in Q3 FY08.

•	Net income at Rs (847) million as against Rs 1,879 million in Q3 FY07. This translates to a diluted EPS of Rs (5.04) as against Rs 11.73 in Q3 FY07.
General Information
The following item was considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:
•	Raise of further equity by way of preferential issue of share warrants up to 5% of the existing equity of the Company exercisable into equal number of equity shares of Rs.5 each to the Promoters / Promoter Group as per “Guidelines on Preferential Issues” under Chapter XIII of the SEBI (DIP) Guidelines, 2000, subject to the shareholders approval.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media
M Mythili at mythilim@drreddys.com or on +91-40-66511620
Notes
1.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

2.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: February 8, 2008		Name:	V. Viswanath
		Title:	Company Secretary